FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

PRUDENTIAL PLC

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, UK

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY
(Registrant)

Date 19 April 2006
	By	/s/Susan Henderson

(Signature)*
SUSAN HENDERSON, DEPUTY GROUP SECRETARY

* Print the name and title of the signing officer under his signature.

EXHIBIT INDEX

Exhibit		Description
(List numbers)	99.1	• Annual Report 2005
	99.2	• Annual Review and Summary Financial Statement 2005
	99.3	• Notice of Annual General Meeting 2006
	99.4	• Form of Proxy AGM 2006
	99.5	• Form of Proxy ADR Holders AGM 2006
	99.6	• Form of Proxy Irish Branch Register AGM 2006
	99.7	• Rules of proposed Group Performance Share Plan
	99.8	• Rules of proposed Business Unit Performance Plan